FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This is an English translation of a Spanish language document.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL SDG, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

June 8, 2006

INSTRUCTIONS FOR PARTICIPATION

In accordance with Article 6 of the Regulations of the Shareholders’ Meeting, below is the appropriate information to facilitate shareholder attendance and to actively participate in the next Ordinary General Shareholder’s Meeting:

(i)	Place where the Meeting will be held and access to the room set up for that purpose.

(ii)	Model of attendance card and voting proxy document. Procedure for obtaining the originals.

(iii)	Systems and procedures to facilitate monitoring of the Meeting.

(i) Place where the Meeting will be held and access to the room set up for that purpose.

As indicated in the notice of meeting of the next Ordinary General Shareholders’ Meeting, it will be held on June 8, 2006 at L’Auditori, located in Barcelona at calle Lepant nº 150, at 12:00 p.m., on the first call, since, as expected from prior experience with respect to the Meetings, the necessary quorum for that purpose will be reached.

Starting one hour before the time scheduled for the start of the meeting, the shareholders must show up at the entry registration desks and deliver the attendance cards, and, as the case may be, the proxy documents and documents evidencing legal representation to the authorized personnel. For that purpose, the registration desks and the authorized personnel will be properly indicated and identified. In any case, at the time that the Meeting begins, registration of the attendance cards will not be admitted.

With the delivery of the attendance cards and delegations, the authorized personnel will proceed with accreditation of the requirements set forth in Articles 33 and 34 of the Bylaws of the Company and Article 9 of the Regulations of the Shareholders’ Meeting, as well as accreditation of the registration, correctly in advance, in the Registry of Book-Entry Notations of the “Sistemas de Registro, Compensación y Liquidación de Valores, S.A.” (IBERCLEAR) and its Participating Entities.

Specifically, only shareholders who, individually or jointly with other shareholders, hold at least 100 shares may attend the Meeting, provided that they are registered in the applicable book-entry registry at least five days prior to the meeting, and have been supplied with the corresponding attendance card in the form indicated in item (ii) below.

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Only shareholders who have complied with these formalities may, with the right to vote, enter the meeting room set up for the Ordinary General Shareholders’ Meeting.

With respect to proxies, any shareholder who, in accordance with the above, can attend the meeting, may be represented by another shareholder, also having the right to vote, provided that the Company is notified at least three (3) days in advance of the meeting. The proxy can always be revoked. Personal attendance at the Meeting of the person being represented shall have the value of revocation.

(ii) Model attendance card and voting proxy document. Procedure for obtaining the originals.

The Meeting attendance card and, in the case of representation, the proxy document which the shareholders must present at the registration desks must conform to the model attached hereto as an Exhibit.

The shareholders will be supplied with the attendance cards through the Participating Entity authorized to maintain the share registry. To that effect, the shareholders must first submit to these entities the notice they received at their domicile so that said entities, in turn, can obtain the corresponding attendance cards from the Company itself and subsequently submit them, by name, to the shareholders.

As the case may be, the proxy must be granted in writing and as a special proxy specific to the Meeting, unless otherwise provided in Article 108 of the Spanish Law of Corporations (Ley de Sociedades Anónimas) in cases of representation of family members and the granting of general powers in a public document. For that purpose, the shareholders must submit to their depositary entity the duly signed proxy so that this entity will, in turn, send it to the Company.

It is expressly stated that, at the next Ordinary General Shareholders’ Meeting, electronic voting or proxy systems may not be used.

(iii) Systems and procedures to facilitate monitoring of the Meeting.

Since the Meeting will be held in a single room, no audiovisual media will be available to monitor the Meeting.

Any other relevant information for the shareholder is available in this website. However, if you wish, you may also request information from:

Department of Investor Relations

Av. Portal de l’Angel, 20 08002 Barcelona

Tel. +93 402 58 91

Fax. +93 402 58 96

e-mail: relinversor@gasnatural.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: May 5, 2006	By:	/S/ CARLOS J. ÁLVAREZ FERNÁNDEZ
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer